

July 17, 2013

Via E-mail
Jeffrey G. Rea
President and Chief Executive Officer
Stock Building Supply Holdings, Inc.
8020 Arco Corporate Drive, Suite 400
Raleigh, NC 27617

> **Re: Stock Building Supply Holdings, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Response dated July 11, 2013**
> **File No. 333-189368**

Dear Mr. Rea:

We have reviewed your supplemental response letter and have the following comments.

General

1.   Please be advised that we may have additional comments when you amend your filing and include all changes related to your pricing information. We note the page proofs you provided, did not include all the pages that previously included blanks or all the pages that will be required to be revised.

2.   Please demonstrate to us how you determined the number of common shares that the Class A Junior preferred stock and the Class B Senior preferred stock will be converted into prior to the offering.

Valuation of Common Stock, page 75

3.   We have read your updated disclosures regarding the valuation of your common stock; however, we do not believe your proposed disclosures adequately explain the specific factors that resulted in the decrease in the value of your stock from November 2011 to January 2012 or the significant increase in the value of your stock from January 2012 to July 2013. We also do not believe your proposed disclosures adequately explain the fair value methodologies and assumptions you used or the related changes during each period. Please expand your proposed disclosures and also please specifically address the following:

- Based on the information you provided, we note from January 2012 to July 2013, your estimated enterprise value increased over 450%; however during the same time period the estimated per share value of your common stock increased over 1600%. Although we note you have several series of equity securities, we also note essentially all your equity interests are owned by Gores or its affiliates. Therefore, it is not clear to us how or why the disparity in the percentage increases in your estimated enterprise value and per share common stock value is reasonable or appropriate.

- In your January 2012 valuation, we note you relied 100% on the OPM using the backsolve method to derive the value of your common stock. Please explain to us how and why you determined this was appropriate given that the Class C convertible preferred shares you issued were issued to Gores, who, as a result of the transaction that occurred in November 2011, essentially owned all your equity interests both before and after the Class C convertible preferred shares were issued.

- We note you believe the increase in your fair value estimates from January 2012 to July 2013 is primarily due to increases in valuation multiples of other publicly traded companies within the markets in which you operate. Please identify these companies and demonstrate how their performance and changes in their stock prices support your belief. Please also tell us if and how you considered these companies in prior valuations.

- Please provide us copies of the valuations you performed in November 2011, January 2012, and July 2013.

You may contact Melinda Hooker, Staff Accountant at (202) 551-3732 or, in her absence, Anne McConnell, Staff Accountant at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or, in her absence, Era Anagnosti, Staff Attorney at (202) 551-3369 with any other questions.

Sincerely,

/s/ Era Anagnosti

for Pamela Long
Assistant Director

cc: Via E-mail
        Carol Anne Huff, Esq.
        Bryan J. Yeazel